Mail Stop 3561

November 19, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Gary Smith
Chief Executive Officer
Golar LNG Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

   Re: **Golar LNG Limited**
     Form 20-F for the year ended December 31, 2006
     Filed July 2, 2007
     File No. 000-50113

Dear Mr. Smith:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2006

D. Risk Factors

1. You disclose the fact that debt and lease servicing limits funds available for other purposes. You further state that "As of December 31, 2006, our net total indebtedness (including capital lease obligations) was $1,004 million and our ratio of net indebtedness to total capital was 0.65." Two pages thereafter, you state "At December 31, 2006, we had a total long-term debt and net capital lease obligations outstanding of $1,076 million." Please explain why these two balances differ and reconcile them to the balances presented in your Consolidated Balance Sheet as of December 31, 2006 in the financial statement section of the filing. In the future, please expand your narrative disclosures to explain how the figures are derived and/or what these obligations are net of.

2. As a related matter, reference is made to your Selected Financial Data table. Total assets for the fiscal year ended December 31, 2006 appear to be misstated. Please revise or advise. In addition, please quantify and explain any individually significant differences between these audited financial statement balances and the balances disclosed in your Form 6-K for February 2007.

MD&A

3. MD&A is intended to be a discussion of financial position and operating results, prepared on a GAAP basis and consistent with the presentation used in the historical financial statements. Accounting pronouncements such as EITF 99-19 and EITF 00-10 support the reporting of revenue on a gross basis. It is our view that your discussion of operating revenues and expenses should be prepared on the same basis for purposes of MD&A.   We will not object if you wish to disclose the dollar amounts of voyage expense reimbursements included in the revenue figure. However, a presentation and discussion of a line item considered to be "net revenues" is not appropriate. Please revise your ongoing discussions accordingly.

Financial Statements

Golar LNG Limited

Note 27. Share Capital and Share Options

4. We note that, in connection with a share buyback authorization, you established an "Equity Swap Line" with a bank. Please explain the business purpose of this

type of arrangement. That is, describe how the company expects to benefit from financing the buyback in this manner. In addition, please explain why you elected to terminate the arrangement in May 2007.

5. Provide a detailed description of your accounting with respect to this arrangement and indicate your basis in GAAP for the accounting applied. Your response should include a sample illustration of the various debit and credit entries you utilize from the inception of the agreement through its termination.

Note 31. Other Commitments and Contingencies

6. We note your discussions here and throughout the filing regarding the risk that you might be required to return " all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time together with fees that were financed in connection with our lease financing transactions. . ." Please describe any changes, actual or proposed, with respect to rates or any recent rulings that seem reasonably likely to impact your particular leasing agreements. If specific changes have occurred or are reasonably likely, consideration should be given to providing additional disclosure in the filing, as well.

Korea Line Corporation

Accountants' Report

7. Required signatures to, or within, any electronic submission must be in typed form and must otherwise comply with Item 302 of Regulation S-T. Please amend your document to include a suitably signed copy of this report.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief